Exhibit (a)(5)(i)

BLUE BIRD CORPORATION TO COMMENCE TENDER OFFER TO PURCHASE UP TO $50 MILLION IN AGGREGATE VALUE OF ITS SHARES OF CAPITAL STOCK

FORT VALLEY, Ga. — September 14, 2018 — Blue Bird Corporation (NASDAQ: BLBD) (“Blue Bird” or the “Company”) announced today that it commenced a tender offer to purchase up to $50 million in aggregate value of shares of its (i) common stock, $0.0001 par value per share (the “Common Stock”), for purchase by Blue Bird at a price of $28.00 per Share (the “Common Stock Offer Price”), and (ii) 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”), for purchase by Blue Bird at a price of $241.69 per Share, which is equal to the Common Stock Offer Price multiplied by 8.6318, which is the conversion rate to acquire shares of Common Stock set forth in the Company’s Certificate of Designations, Preferences, Rights and Limitations of the Preferred Stock, rounded to the nearest one-ten-thousandth, in each case, upon the terms and subject to the conditions described in the offer to purchase and in the related letter of transmittal. The closing price of Blue Bird’s common stock on the Nasdaq Global Market on September 13, 2018, the last full trading day before the commencement of the tender offer, was $23.25 per share of Common Stock. The tender offer is scheduled to expire at 5:00 P.M., New York City time, on Monday, October 15, 2018, unless the tender offer is extended.

As Blue Bird strives to create shareholder value, it has determined to use up to $50 million of cash and borrowings to purchase Shares in the tender offer. Blue Bird believes that the tender offer represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in the Company if they so elect. The tender offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the potential disruption to the Common Stock price of the Company.

The tender offer is conditioned on the receipt of financing. Additionally, the tender offer is subject to a number of other terms and conditions, which are described in detail in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the offer to purchase, the letter of transmittal and the related materials, which will be mailed to stockholders of record shortly after commencement of the tender offer.

None of the Company, the members of its Board of Directors, the information agent or the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer.

D.F. King & Co., Inc. will serve as information agent for the tender offer. Stockholders with questions, or who would like to receive additional copies of the tender offer documents may call D.F. King & Co., Inc. at (877) 896-3192 (toll free) or email BLBD@dfking.com.

About Blue Bird Corporation

Blue Bird Corporation (NASDAQ: BLBD) is the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since its formation in 1927 and approximately 180,000 buses in operation today. Blue Bird’s longevity and reputation in the school bus industry have made it an iconic American brand. Blue Bird distinguishes itself from its principal competitors by its singular focus on the design, engineering, manufacture and sale of school buses and related parts. As the only manufacturer of chassis and body production specifically designed for school bus applications, Blue Bird is recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, operating costs and drivability. In addition, Blue Bird is the market leader in alternative fuel applications with its propane-powered, electric and compressed natural gas-powered school buses. Blue Bird manufactures school buses at two facilities in Fort Valley, Georgia. Its Micro Bird joint venture operates a manufacturing facility in Drummondville, Quebec, Canada. Service and after-market parts are distributed from Blue Bird’s parts distribution center located in Delaware, Ohio. For more information on Blue Bird’s complete line of buses, visit www.blue-bird.com.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only. This press release is not a recommendation to buy or sell Blue Bird common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Blue Bird common stock or any other securities. Blue Bird will be filing today a tender offer statement on Schedule TO-I, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO-I. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO-I, the offer to purchase, letter of transmittal and other documents that Blue Bird will be filing with the SEC at the SEC’s website at www.sec.gov or from the investor relations section of Blue Bird’s website at www.blue-bird.com.

Blue Bird Corporation Additional Information

This document contains forward-looking statements about Blue Bird that speak only as of the communication made. Blue Bird disclaims any obligation to update these statements except as required by law.  Forward-looking statements in this document may include, but are not limited to, statements regarding tender offer pricing, benefits and timing, and subsequent share repurchase expectations.  Many risks, contingencies and uncertainties could cause actual results to differ materially from Blue Bird’s forward-looking statements.  Among these factors are: the risk that the tender offer will not commence timely, that the tender offer will not be successful, and that Blue Bird’s post-tender offer share repurchase intentions may change.  Additional information concerning these and other factors can be found in Blue Bird’s filings with the U.S. Securities and Exchange Commission, including the most recent annual report on Form 10-K (including the information set forth under the caption “Risk Factors”), quarterly reports on Form 10-Q, and current reports on Form 8-K.